# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082407
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-049542
Filed by CIK 0001465302

## Reporting persons
- Shameek Konar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 118,342; sole dispositive power 0; shared dispositive power 118,342; aggregate amount beneficially owned 118,342 (9.7% of the class)
  Comment: The number of shares of Common Stock owned by the Reporting Person reflect both the Ernexa Therapeutics Inc.'s (the "Issuer") 1-for-15 reverse stock split of its outstanding shares of common stock, par value $0.005 per share (the "Common Stock") that was effected on June 10, 2025 (the "2025 Reverse Stock Split") and the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock that was effected on May 4, 2026 (the "2026 Reverse Stock Split"), each as reported. Rows 6, 8 and 9 consist of (i) 69,907 shares of Common Stock of the Issuer owned by Regolith Capital Investments LP ("Regolith"), (ii) 435 shares of common stock owned by Mr. Konar and (ii) 48,000 shares issuable upon the exercise of warrants to purchase 48,000 shares of Common Stock (the "Warrants"). Row 11 is calculated based on an aggregate 1,214,333 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 48,000 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13-3(d)(1)(i). Mr. Konar and Victoria Konar are the general partners of Regolith and Mr. Konar disclaims beneficial ownership of the securities held by Regolith except to the extent of his pecuniary interest therein.
  
  This Amendment No. 2 to Schedule 13G amends the Schedule 13G filed by the Reporting Persons named therein on May 15, 2025, as amended by Amendment No. 1 thereto filed with the SEC on December 16, 2025.
- Victoria Konar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 118,342; sole dispositive power 0; shared dispositive power 118,342; aggregate amount beneficially owned 118,342 (9.7% of the class)
  Comment: The number of shares of Common Stock owned by the Reporting Person reflect both the 2025 Reverse Stock Split and the 2026 Reverse Stock Split, each as reported. Rows 6, 8 and 9 consist of (i) 69,907 shares of Common Stock of the Issuer owned by Regolith, (ii) 435 shares of common stock owned by Ms. Konar's spouse, Shameek Konar and (ii) 48,000 shares issuable upon the exercise of the Warrants. Row 11 is calculated based on an aggregate 1,214,333 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 48,000 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13-3(d)(1)(i). Mr. Konar and Victoria Konar are the general partners of Regolith and Ms. Konar disclaims beneficial ownership of the securities held by Regolith except to the extent of her pecuniary interest therein.
- Regolith Capital Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 117,907; sole dispositive power 0; shared dispositive power 117,907; aggregate amount beneficially owned 117,907 (9.7% of the class)
  Comment: The number of shares of Common Stock owned by the Reporting Person reflect both the 2025 Reverse Stock Split and the 2026 Reverse Stock Split, each as reported.
  
  Regolith is a Texas limited liability partnership. Shameek Konar and Victoria Konar are the general partners of Regolith.
  
  Rows 6, 8 and 9 consist of (i) 69,907 shares of common stock, par value $0.005 per share of the Issuer's Common Stock and (ii) 48,000 shares of Common Stock issuable upon the exercise of the Warrants.
  
  Row 11 is calculated based on an aggregate 1,214,333 of shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 48,000 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entity and individuals (collectively referred to as the "Reporting Persons"): Shameek Konar, Victoria Konar, Regolith Capital Investments LP. Shameek Konar and Victora Konar are the general partners of Regolith Capital Investments LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Regolith Capital Investments LP.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to the initial Schedule 13G filed on May 15, 2025 and is hereby incorporated by reference, pursuant to which they have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is 10608 Stoppard View Way, Knoxville, TN 37922.
Citizenship: See Row 4 of each Reporting Person's cover page to this Schedule 13G.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of the Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shameek Konar: /s/ Shameek Konar, Shameek Konar (05/13/2026)
- Victoria Konar: /s/ Victoria Konar, Victoria Konar (05/13/2026)
- Regolith Capital Investments LP: /s/ Shameek Konar, Shameek Konar/General Partner (05/13/2026)